FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                  May 03, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 03, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



Sir Christopher O'Donnell to retire as Chief Executive - David Illingworth appointed as successor


3 May 2007


Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that Sir Christopher O'Donnell (60) will retire as Chief Executive on June 30th and as a director of the Company on July 31st 2007.


Sir Christopher joined Smith & Nephew in 1988 and has been Chief Executive since 1997. He joined Smith & Nephew as Managing Director of the company's Medical Division having previously been Managing Director of Vickers Medical Division and Vice-President, Europe for CR Bard, Inc. Since 2003 he has jointly chaired the UK government/industry Health Care Industries Task Force.


As Chief Executive of Smith & Nephew Sir Christopher has overseen two clear phases of the company's development. Initially he was responsible for the streamlining of the company from nine to the current four divisions focusing on innovative products to help patients regain their lives. Since the end of the rationalisation programme in 2003 the company has grown from a turnover of $1.9bn to $2.8bn in 2006.


David Illingworth (53), who has been Chief Operating Officer of Smith & Nephew since February 2006, will be promoted to Chief Executive with effect from July 1st 2007. Prior to his appointment as Chief Operating Officer he was President of Smith & Nephew Orthopaedics division. He has 28 years experience in the medical technology industry of which 15 were with GE Medical. He has led companies in the areas of diagnostic imaging, respiratory, and urological products, as well as heading up a technology incubator company. He is a graduate of Texas A&M University and is a member of the Corporate Advisory Council of the American Association of Orthopaedic Surgeons.



John Buchanan, Chairman of Smith & Nephew, commenting on these changes said: " During his ten years as Chief Executive, Chris O'Donnell has transformed Smith & Nephew into a focused global leader in medical devices and created substantial shareholder value. The Board thank and congratulate him for his outstanding contribution to the company which he has served with high integrity and distinction."



"We are delighted to announce the promotion of David Illingworth to Chief Executive following his appointment as Chief Operating Officer last year. His extensive medical technology experience with GE Medical and other leading medtech companies, coupled with the strong business performance he has demonstrated as President of our Orthopaedics businesses, and latterly as Chief Operating Officer, show he has the leadership qualities needed to continue the development of Smith & Nephew as an outstanding medical device company."



Sir Christopher O'Donnell commented: "It has been a pleasure and a privilege to lead Smith & Nephew and to make a positive contribution to its development. The time is now right for me to hand this excellent business to a new team. Over the last five years, I have enjoyed the opportunity to work with David and I believe his skills and experience will enable him to be an outstanding leader for Smith & Nephew."



David Illingworth said: "I have thoroughly enjoyed working with Chris and wish him continued success during his retirement. Smith & Nephew is a great company and I look forward to working with my colleagues and our customers to build it into an even greater business."




Enquiries


Investors/Media
Liz Hewitt                                       Tel:  +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs

Financial Dynamics
David Yates / Deborah Scott - London             Tel:  +44 (0) 20 7831 3113
Jonathan Birt - New York                         Tel:  +1 212 850 5634





About Smith & Nephew



Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 8,800 employees and operates in 31 countries around the world generating annual sales approaching $2.8 billion.



Forward-Looking Statements



This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.